UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07167

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of

INDIANA MICHIGAN POWER COMPANY

THIS IS TO CERTIFY THAT INDIANA MICHIGAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated March 4, 1986, provides on Exhibit 1 the following information for the period July 1, 2005 through September 30, 2005:

a) summary of barging billings by month to affiliates;
b) summary of barging billings by month to nonaffiliates;
c) summary of towing billings by month to affiliates, and
d) summary of towing billings by month to nonaffiliates.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Indiana Michigan Power Company has duly caused this report to be signed on its behalf on this 21st day of November, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.

070-07167
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

CONTENTS

Exhibit
Summary of Billings	1

Exhibit 1
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	July 2005			August 2005			September 2005
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATED COMPANIES:

Appalachian Power Company and Ohio Power Company:
Sporn Plant	217,485	$1.68	$366	82,558	$1.51	$124	142,906	$1.77	$252
Amos Plant	60,610	1.62	98	41,210	1.57	65	66,192	1.46	97
Total	278,095		$464	123,768		$189	209,098		$349

Appalachian Power Company:
Mountaineer Plant	210,764	$3.47	$731	435,613	$3.28	$1,431	330,216	$3.39	$1,119
Kanawha River Plant	40,798	1.33	54	41,838	1.42	59	9,283	1.29	12
Total	251,562		$785	477,451		$1,490	339,499		$1,131

Indiana Michigan Power Company:
Tanners Creek Plant	161,455	$4.51	$728	243,188	$4.36	$1,061	148,888	$4.48	$666

Indiana Michigan Power Company and AEP Generating Company:
Rockport Plant	958,828	$2.59	$2,479	814,491	$2.55	$2,076	753,493	$2.44	$1,838

Ohio Power Company:
Cardinal Plant (Unit 1)	16,317	$2.58	$42	18,927	$2.18	$41	28,098	$3.56	$100

BARGING SERVICE BILLINGS TO NONAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 & 3)	59,379	$3.35	$199	11,885	$3.38	$40	109,915	$2.64	$290

Various Companies - Freight and Demurrage	1,062,729	$2.46	$2,616	912,207	$2.56	$2,338	816,856	$2.43	$1,984

Various Companies - Rock, Sand and Gravel	9,850	$4.04	$40	88,681	$4.37	$388	131,941	$4.38	$577

Note - The above amounts include demurrage and barge charter charges.

Exhibit 1 (Continued)
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	July 2005	August 2005	September 2005
	(000)
TOWING AND CHARTER SERVICE BILLINGS TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	$973	$974	$788

Appalachian Power Company and Ohio Power Company :
Amos Plant	$73	$86	$74

Kentucky Power Company:
Big Sandy Plant	$22	$23	$20

Appalachian Power Company:
Mountaineer Plant	$29	$32	$25

Ohio Valley Electric Company	$34	$41	$32

Ohio Power Company:
Gavin Plant	$98	$86	$74
Muskingum River Plant	17	20	16
Total	$115	$106	$90

TOWING AND CHARTER SERVICE BILLINGS TO NONAFFILIATED COMPANIES	$31	$50	$40

Note:  The above amounts include boat charter and urea unloading facility billings.